As filed with the Securities and Exchange Commission on November 29, 2005
Registration No. 333-________

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRI-VALLEY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	84-0617433
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

5555 Business Park South, Suite 200, Bakersfield, California 93309
(Address of principal executive offices)

2005 Stock Option And Incentive Plan
Directors' Compensation Agreements

A. M. Evans
Chief Financial Officer
Tri-Valley Corporation
5555 Business Park South, Suite 200
Bakersfield, California 93309
661-864-0500
661-864-0600 (Fax)
(Name, address and telephone number of agent for service)

Copy to:
Lee Polson
Strasburger & Price, LLP
600 Congress Avenue, Suite 1600
Austin, Texas 78701
512-499-3600
512-499-3660 (Fax)

Calculation of Registration Fee
Title of securities to be registered	Amount to be registered	Proposed maximum offering price per shares (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common stock, $.001 par value per share (2)	1,125,000 shares	$10.265	$11,548,125	$1,235.65
Common stock, $.001 par value per share (3)	25,000 shares	$10.265	$ 256,625	$27.46
Total	1,150,000 shares	$10.265	$11,804,750	$1,263.11

(1)

Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(h) under the Securities Act of 1933 (the "Securities Act"). The offering price and the amount of fee for these shares were computed based on the average of the high and low prices of our common stock as reported by the American Stock Exchange on November 25, 2005.

(2)

These shares underlie options issuable under the Tri-Valley Corporation 2005 Stock Option and Incentive Plan (the "Plan"). Pursuant to Rule 416(a) under the Securities Act, there are also being registered such additional shares of common stock as may become issuable pursuant to the antidilution provisions of the Plan. In addition, pursuant to Rule 416(c) under the Securities Act, this registration statement covers an indeterminate amount of interests to be offered or sold pursuant to the Plan.

(3)

These shares have been awarded to directors of Tri-Valley Corporation pursuant to agreements between Tri-Valley Corporation and the directors as partial compensation for their services to the corporation.

PART I
INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

In this Registration Statement, "we," "us," "our," and the "Registrant" all refer to Tri-Valley Corporation. We will send or give to all participants in the Plan the document(s) containing information specified by Part I of this Form S-8 Registration Statement (the "Registration Statement") as specified in Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act. We have not filed such document(s) with the Commission, but such documents (along with the documents incorporated by reference into this Registration Statement pursuant to Part II, Item 3) shall constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

This Registration Statement includes both shares of common stock issuable under the Plan, some of which may be issued to officers and directors of the Registrant, and shares which have been previously issued pursuant to agreements with directors of the Registrant as compensation for services rendered. As such, this Registration Statement contains the following reoffer prospectus prepared in accordance with Form S-8, Instruction C, to be utilized for reofferings and resales on a continuous or a delayed basis in the future of securities that have been issued pursuant to plans and may be deemed to be "control securities" or "restricted securities" under the Securities Act.

REOFFER PROSPECTUS

TRI-VALLEY CORPORATION
1,150,000 Shares of Common Stock
pursuant to the
2005 Stock Option and Incentive Plan
and
Directors' Compensation Agreements

This reoffer prospectus relates to up to 1,150,000 shares of the common stock, par value $0.001 per share, of Tri-Valley Corporation which may be offered from time to time by certain of our shareholders (the "Selling Shareholders") described under Selling Shareholders in this reoffer prospectus. The Selling Shareholders are current or former directors and officers who acquired, or will acquire, the shares of common stock who acquired the shares as partial compensation for their services. In this reoffer prospectus, "we," "us," "our," and the "Registrant" all refer to Tri-Valley Corporation.

Our stock is traded on the American Stock Exchange (symbol TIV). On November 25, 2005, the closing price of our stock on the Amex was $10.37 per share.

The Selling Shareholders may offer the shares for sale at prevailing prices on the Amex on the date of sale. They may also sell their shares in private transactions under Rule 144, pledge their shares from time to time, or make a gift of the shares.

We will not receive any proceeds from the sales of the shares by Selling Shareholders, but we will receive funds from the exercise of any stock options pursuant to the 2005 Stock Option and Incentive Plan (the "Plan") for such shares, and we will use such funds for working capital. We paid the cost of the preparation of this prospectus and of registration. All brokerage commission, discounts and other selling expenses incurred by individual Selling Shareholders will be borne by those shareholders.

Neither the SEC nor any state securities administrator has approved or disapproved of these securities or determined that this prospectus is truthful or complete. It's illegal for anyone to tell you otherwise.

Carefully read the Risk Factors section beginning on page 3 of this reoffer prospectus for information that should be considered before investing in our common stock.

The date of this prospectus is November 29, 2005.

Contents

Our Company	2

Risk Factors	3

Special Note Regarding Forward-Looking Statements	6

Use of Proceeds	7

Selling Shareholders	7

Plan of Distribution	8

Indemnification of Officers and Directors	8

Legal Matters	8

Experts	9

Available Information	9

Incorporation of Certain Documents by Reference	9

Our Company

We explore, acquire and develop prospective and producing petroleum and precious metals properties and interests therein. We have four wholly owned subsidiaries, Tri-Valley Oil and Gas Company, Select Resources Corporation, Inc., Pleasant Valley Energy Corporation and Tri-Valley Power Corporation.

Tri-Valley Oil & Gas Company ("TVOG") operates the oil & gas activities. TVOG derives the majority of its revenue from sale of oil and gas properties. TVOG primarily generates its own exploration prospects from its internal database, and also screens prospects from other geologists and companies. TVOG generates these geological "plays" within a certain geographic area of mutual interest. The prospect is then presented to potential co-ventures, including both accredited individual investors and energy industry companies. TVOG is the operator of these co-venturers.

Select Resources Corporation operates our precious metals and industrial minerals operations. Our gold mining properties are located near Richardson and Livengood, Alaska, and in the Canadian Yukon Territory. In 2005, Select began to acquire and develop industrial mineral properties in California and Alaska.

In 1987, we acquired precious metals claims on Alaska state lands at Richardson (milepost 295, Richardson Highway). We have conducted exploration operations on these properties and have reduced our original claims to a block of approximately 28,720 acres (44.9 square miles). We have conducted trenching, core drilling, bulk sampling and assaying activities to date and have reason to believe that mineralization exists to justify additional exploration activities. However, to date, we have not identified probable mineral reserves on these properties. There is no assurance that a commercially viable mineral deposit exists on any of these above-mentioned mineral properties. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

In 2004, we acquired approximately 10,300 acres (16 square mils) of precious metals claims on Alaska state lands near Livengood, some 70 miles north of Fairbanks. Like the Richardson property, this "Shorty Creek" claim block is road accessible year round. A soil auger grid conducted during summer 2005 disclosed gold anomalies that suggest a drill program as the next step. All of these are still exploration stage and no reserves of any kind have been established and the exploration process may in fact condemn the properties.

In May 2005, Tri-Valley acquired Pleasant Valley Energy Corporation, which owns undeveloped oil and gas properties.

Tri-Valley Power Corporation is the fourth wholly owned subsidiary. However, this subsidiary is inactive at the present time.

Risk Factors

Our success depends heavily on market conditions and prices for oil and gas.

Our success depends heavily upon our ability to market oil and gas production at favorable prices. In recent decades, there have been both periods of worldwide overproduction and underproduction of hydrocarbons and periods of increased and relaxed energy conservation efforts. As a result the world has experienced periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis; these periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of oil and gas has placed pressures on prices and has resulted in dramatic price fluctuations.

Estimating oil and gas reserves leads to uncertain results and thus our estimates of value of those reserves could be incorrect.

The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in reserve reports that we periodically obtain from independent reserve engineers.

Any significant variance in these assumptions could materially change the estimated quantities and present value of our reserves. In addition, our proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used, and such variances may be material.

Continued production of oil and gas depends on our ability to find or acquire additional reserves, which we may not be able to find.

In general, the volume of production from oil and gas properties declines as reserves are depleted. Except to the extent that we acquire properties containing proved reserves or conduct successful development and exploitation activities, or both, our proved reserves will decline as reserves are produced. Our future oil and gas production is, therefore, highly dependent upon our ability to find or acquire additional reserves. The business of acquiring, enhancing or developing reserves is capital intensive. We require cash flow from operations as well as outside investments to fund our acquisition and development activities. If our cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired.

Our oil and gas reserves are concentrated in California. Because we are not diversified geographically, local conditions may have a greater effect on us than on other companies.

Substantially all of our oil and gas reserves are located in northern California. Because our reserves are not diversified geographically, our business is more subject to local conditions than other, more diversified companies.

Oil and gas drilling and production activities are subject to numerous mechanical and environmental risks that could cause less production.

These risks include the risk that no commercially productive oil or gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled, and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs and other equipment may limit our ability to develop, produce or market our reserves. New wells we drill may not be productive and we may not recover all or any portion of our investment in the well.

Drilling for oil and gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, our properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

Industry operating risks include the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards, such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, we maintain insurance against these kinds of risks, but our level of insurance may not cover all losses in the event of a drilling or production catastrophe. Insurance is not available for all operational risks, such as risks that we will drill a dry hole, fail in an attempt to complete a well or have problems maintaining production from existing wells.

Oil and gas activities can result in liability under federal, state, and local environmental regulations for activities involving, among other things, water pollution and hazardous waste transport, storage, and disposal. Such liability can attach not only to the operator of record of the well, but also to other parties that may be deemed to be current or prior operators or owners of the wells or the equipment involved. Environmental laws could subject us to liabilities for environmental damages even where we are not the operator who caused the environmental damage.

Drilling is a speculative activity, because assessments of drilling prospects are inexact.

The successful acquisition of oil and gas properties depends on our ability to assess recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, seismic data and other advanced technologies only assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are in fact present.

Therefore, our assessments of drilling prospects are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

In most cases, we are not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, and we generally acquire interests in the properties on an "as is" basis with limited remedies for breaches of representations and warranties. In those circumstances in which we have contractual indemnification rights for pre-closing liabilities, the seller may not be able to fulfill its contractual obligations. In addition, competition for producing oil and gas properties is intense and many of our competitors have financial and other resources, which are substantially greater than ours. Therefore, we may not be able to acquire producing oil and gas properties which contain economically recoverable reserves or that it will make such acquisitions at acceptable prices.

We make substantial capital expenditures for our exploration and development projects, and may not profit from all projects.

We finance capital expenditures for exploration and development with cash flow from operations and sales of working interests and limited partnership interests to passive investors and oil industry participants. We will need additional financing in the future to fund our developmental and exploration activities.

We may not be able to obtain additional financing or may not be able to obtain additional financing with favorable terms. If additional capital resources are not available to us, our developmental and other activities may be curtailed, which would harm our business, financial condition and results of operations.

If our production is not marketable, we will not profit.

The marketability of our natural gas production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through natural gas gathering systems and natural gas pipelines that we do not own. Federal, state and local regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market oil and gas. Any dramatic change in market factors could have a material, adverse effect on our financial condition and results in operations.

We may not be able to successfully compete with other companies.

The oil and gas industry is highly competitive in all its phases. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of oil and gas prospects suitable for enhanced production efforts, and the hiring of experienced personnel. Our competitors in oil and gas acquisition, development, and production include the major oil companies in addition to numerous independent oil and gas companies, individual proprietors and drilling programs. Many of these competitors possess and employ financial and personnel resources substantially greater than those which are available to us and may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. Our financial or personnel resources to generate reserves in the future will depend on our ability to select and acquire suitable producing properties and prospects in competition with these companies.

Governmental regulations make production more difficult, and production costs higher.

Domestic exploration for the production and sale of oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations affecting the oil and gas industry which often are difficult and costly to comply with and which carry substantial penalties for noncompliance. State statues and regulations require permits for drilling operations, drilling bonds, and reports concerning operations. Most states in which we will operate also have statutes and regulations governing conservation matters, including the unitization or pooling of properties and the establishment of maximum rates of production from wells. Many state statutes and regulations may limit the rate at which oil and gas could otherwise be produced from acquired properties. Some states have also enacted statutes proscribing ceiling prices for natural gas sold within their states. Our operations are also subject to numerous laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. The heavy regulatory burden on the oil and gas industry increases its costs of doing business and consequently affects its profitability. Any change in such laws, rules, regulations, or interpretations, may harm our financial condition or operating results.

Our industrial minerals operations have not yet begun to realize significant revenue.

Select Resources was formed in late 2004. Beginning this year, we have invested a significant amount of capital in Select to acquire industrial minerals mines near Bakersfield, California and Ketchikan, Alaska. The first of these developments, the Monarch calcium carbonate mine and the Boron basalt deposit, near Bakersfield, are expected to begin producing and selling minerals during the fourth quarter of 2005. We have realized no significant revenue from our investment in Select Resources to date, and even after production and sales actually begin we will not be sure whether the mining operations are economically viable until we develop a history of production and sales and can determine if we can produce the mine profitably.

The departure of any of our key personnel would slow our operations until we could fill the position again.

Our success will depend in large part on the continued services of our president and chief executive officer, F. Lynn Blystone. We have an employment agreement with Mr. Blystone which ends this year. The loss of his services would be particularly detrimental to us because of his background and experience in the oil and gas industry. We carry key man life insurance of $500,000 on Mr. Blystone's life.

We also consider our chief financial officer, Thomas J. Cunningham, and the president of our Tri-Valley Oil and Gas subsidiary, Joseph R. Kandle, to be key employees whose loss would be detrimental to us because of their oil and gas industry experience. We do not have employment contracts with either Mr. Cunningham or Mr. Kandle. We carry key man life insurance of $1,000,000 on Mr. Kandle, and no key man insurance on Mr. Cunningham.

We consider the president and executive vice president of our mining subsidiary, Drs. Harold J. Noyes and Henry J. Sandri, respectively, to also be key employees. We hav no employment contracts in place but carry key man life insurance policies of $1 million each.

We have identified material weaknesses in our internal control over financial reporting which, if not remediated, may adversely affect our ability to timely and accurately meet our financial reporting responsibilities.

As reported in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2004, and subsequently in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005, as amended, and June 30, 2005, we identified deficiencies that were symptomatic of and contributed to the overall material weakness relating to the financial statement close process identified in our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004. As indicated in the September 30, 2005, Quarterly Report, we have hired additional personnel and undertaken a process to remediate the remaining deficiencies; however, our internal control improvements have not been fully implemented and tested. Failure to complete this remediation process may adversely affect our ability to accurately report our financial results in a timely manner.

Our stock price has become volatile.

We have been a reporting company under the Securities Exchange Act of 1934 for 32 years and have been listed on the American Stock Exchange since October 2003. In 2005, the volume and price volatility of our common stock has risen dramatically, and the amount of short interest in our stock - sales of stock which the buyer does not own or intends to borrow for delivery - has also risen dramatically. As of the close of trading for October 2005, the Amex reported open short interest of approximately 4.026 million shares, compared to 3.45 million shares of short interest at the end of August, 1.99 million shares of short interest at the end of June and only 35,000 shares of short interest at December 31, 2004. From October 1, 2005, to October 14, 2005, our closing stock price dropped from $9.98 to $6.14 per share From October 14, 2005, to November 25, 2005, our closing stock prices rose from $6.14 per share to $10.37 per share. Daily reported trading volume from October 1 to November 25 has averaged 159,305 shares, compared to average 2005 trading volume prior to October of approximately 87,000 shares. We do not know why the stock trading activity and short interest have recently grown so dramatically. The existence of a large short position in our stock could reduce the likelihood that our share prices will increase, even if we meet or exceed our own financial performance expectations.

Special Note Regarding Forward-Looking Statements

This prospectus and the information incorporated herein by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including statements as to expectations, beliefs, plans, objectives and future financial performance, and assumptions underlying or concerning the foregoing. We use words such as "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" and other similar terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause our actual results, performance or outcomes to differ materially fro those expressed or implied in the forward-looking statements. The following are some of the important factors that could cause our actual results, performance or outcomes to differ materially from those discussed in the forward-looking statements:

-	volatility in earnings from operating activities;
-	ability to obtain additional equity investments or financing to support growth and operations;
-	success or failure in discovering new reserves of oil and gas to replace depleting existing reserves;
-	ability to develop and place into production our industrial minerals operation; and
-	ability to sell industrial minerals, when extracted, at a price high enough to justify continued mining expenses.

You should also carefully consider the statements set forth in Risk Factors, page 3, and other sections of this prospectus, and in other documents that we have incorporated by reference in this prospectus, which address additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our common stock sold by the Selling Stockholders pursuant to this reoffer prospectus. We will receive funds from the exercise of stock options to be granted under the Plan, and we will use such funds for working capital.

Selling Shareholders

This reoffer prospectus relates to the following shares of common stock which have been acquired by the following Selling Shareholders:

Selling Shareholder	Position with Company	Number of Shares owned Before Sale (1)	Number of Shares Being Registered	Number of Shares Owned After Sale (1)	% of Shares Owned by Holder After Sale (2)

F. Lynn Blystone (3)	President and Director	1,284,253	5,000	1,279,253	5.46%
Milton J. Carlson (4)	Director	339,000	4,000	335,000	1.47%
C. Chase Hoffman (4)	Director	304,300	4,000	300,300	1.33%
Dennis P. Lockhart (4)	Director	345,191	4,000	341,191	1.49%
Loren J. Miller (4)	Director	311,800	4,000	307,800	1.36%
Harold J. Noyes (4)	Director	114,000	4,000	110,000	0.48%
Unknown (5)		1,125,000	1,125,000	1,125,000	0.00%
Total		3,834,644	1,150,000	2,683,644	11.11%

(1)

Includes shares which the listed Selling Shareholder has the right to acquire from the exercise of options, as follows: F. Lynn Blystone 850,350; Dennis P. Lockhart 270,000; Milton J. Carlson 263,000; and Harold J. Noyes 100,000.

Under SEC rules, we calculate the percentage ownership of each person who owns exercisable options by adding (1) the number of exercisable options for that person to (2) the number of total shares outstanding, and dividing that result into (3) the total number of shares and exercisable options owned by that person.

(2)

Based on total outstanding shares of 22,584,969 as of October 18, 2005. The persons named herein have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(3)	The shares to be sold were granted in 2005 as compensation pursuant to Mr. Blystone's employment agreement.

(4)	The shares to be sold were granted in 2004 pursuant to compensation agreements with each listed director.

(5)

These shares underlie stock options that have not yet been granted to specific employees but are reserves for issuance under the Plan. Some of these option shares could be granted to our officers or directors. We may amend or supplement this reoffer prospectus from time to time in the future to update or change the list of selling shareholders and shares that may be resold.

Plan of Distribution

We are registering the common stock on behalf of the Selling Shareholders. These shareholders may sell their shares from time to time:

-	on the American Stock Exchange or another market where the stock is listed for trading;
-	to a broker-dealer who purchases the shares for its own account; or
-	in private transactions or by gift.

The Selling Shareholders may also pledge their shares from time to time, and the lender may sell the shares on foreclosure.

To our knowledge, no specific brokers or dealers have been designated by the selling shareholders nor have they entered into any agreements regarding when they may sell their shares or whether they will pay brokerage commissions in connection with their sales under this reoffer prospectus. Sales will be made at prevailing prices at the time of such sales. We will pay all expenses of preparing this reoffer prospectus but will not receive the proceeds from sales of stock by the Selling Shareholders. We will, however, receive proceeds from the exercise of stock options under the Plan if and when any holders of such options choose to exercise them.

Indemnification of Officers and Directors

Article Eleventh of our Amended and Restated Certificate of Incorporation (the "Charter") provides that we shall indemnify our present and former directors, officers and persons ("Authorized Representatives") presently or formerly serving at our request as directors or officers of any other enterprise, against liabilities, damages, settlements, and expenses (including attorneys' fees) to the fullest extent permitted by law, as now in effect and as may be amended in the future.

In general, Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Section 102(b)(7) of the DGCL permits a corporation to provide in its Charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

Scope of indemnification Rights. The indemnification of Authorized Representatives and advancement of expenses shall not be deemed exclusive of any other rights such indemnitee may be entitled to under any statute, agreement, vote of stockholders or disinterested directors. We are obligated to indemnify and advance expenses to Authorized Representatives to the full extent permitted by law.

Indemnification for Past Authorized Representatives. The indemnification and advancement of expenses shall continue to apply to a person who has ceased to be a director or Authorized Representative and shall inure to the benefit of heirs, executors and administrators of such a person.

Commission Position on Indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Legal Matters

The legality of the shares offered hereby has been passed upon by Strasburger & Price, LLP, 600 Congress Avenue, Suite 1600, Austin, Texas 78701.

Experts

Our financial statements incorporated in this Registration Statement by reference to our Form 10-K for the year ended December 31, 2004, have been audited by Brown Armstrong Paulden McCown Starbuck & Keeter Accountancy Corporation, independent auditors. Such financial statements and reports are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

Available Information

We file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. You can find our SEC filings on the SEC's web site, www.sec.gov.

We furnish our shareholders with a copy of the annual report on Form 10-K that we file with the SEC, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

Incorporation of Certain Documents by Reference

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the annual report on Form 10-K for the year ended December 31, 2004, as amended, our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, as amended, June 30, 2005, September 30, 2005, and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

If we file any document with the SEC that contains information which is different from the information contained in this prospectus you may rely only on the most recent information which we have filed with the SEC.

We will provide a copy of the documents referenced above without charge if you request the information from us. You should contact Thomas J. Cunningham, Tri-Valley Corporation, 5555 Business Park South, Suite 200, Bakersfield, California 93309 (phone 661-864-0500) if you wish to receive any of this material.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3 Incorporation of Documents by Reference

We hereby incorporate by reference into this Registration Statement the following documents:

(a) Our annual report on Form 10-K/A for the fiscal year ended December 31, 2004, filed with the Commission on September 20, 2005.

(b)      All other reports we filed with the Commission since December 31, 2004, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), including our quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2005, March 31, 2005, and September 30, 2005.

(c) The description of our common stock, par value $.001 per share, contained in Item 5 of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold shall also be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4 Description of Securities

Not applicable; the class of securities to be offered is registered under Section 12 of the Exchange Act.

Item 5 Interests of Named Experts and Counsel

None.

Item 6 Indemnification of Directors and Officers

Article Eleventh of our Amended and Restated Certificate of Incorporation (the "Charter") provides that we shall indemnify our present and former directors, officers and persons ("Authorized Representatives") presently or formerly serving at our request as directors or officers of any other enterprise, against liabilities, damages, settlements, and expenses (including attorneys' fees) to the fullest extent permitted by law, as now in effect and as may be amended in the future.

In general, Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Section 102(b)(7) of the DGCL permits a corporation to provide in its Charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

Scope of indemnification Rights. The indemnification of Authorized Representatives and advancement of expenses shall not be deemed exclusive of any other rights such indemnitee may be entitled to under any statute, agreement, vote of stockholders or disinterested directors. We are obligated to indemnify and advance expenses to Authorized Representatives to the full extent permitted by law.

Indemnification for Past Authorized Representatives. The indemnification and advancement of expenses shall continue to apply to a person who has ceased to be a director or Authorized Representative and shall inure to the benefit of heirs, executors and administrators of such a person.

Commission Position on Indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7 Exemption from Registration Claimed

Not applicable.

Item 8 Exhibits

Number	Description
4.1	Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit A of the Registrant's 2000 Proxy Statement and Definitive Schedule 14A, filed with the SEC on July 26, 2000
4.2	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.3 of the Registrant's Form 10-KSB for the year ended December 31, 1999, filed with the SEC on March 24, 2000
4.3	2005 Stock Option and Incentive Plan*
5.1	Opinion of Strasburger & Price, LLP*
5.2

Employment Agreement with F. Lynn Blystone, incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-KSB/A, Amendment No. 3 to Form 10-KSB for the year ended December 31, 2000, filed with the SEC on December 14, 2001.

23.1	Consent of Brown Armstrong Paulden McCown Starbuck & Keeter Accountancy Corporation*
23.2	Consent of Strasburger & Price, LLP (included in the opinion as Exhibit 5.1 hereto)*
24.1	Power of Attorney (set forth on the signature page contained in Part II of this Registration Statement)*
* Filed herewith.

Item 9 Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii)        reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii)      To include any material information with to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 12 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

      (2)      That, for determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

               (b)      The undersigned Registrant undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report as required by Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c)      Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bakersfield, State of California, on November 28, 2005.

TRI-VALLEY CORPORATION

/s/ F. Lynn Blystone
F. Lynn Blystone, President and Chief
Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated. Each person whose signature appears below authorizes and appoints F. Lynn Blystone as his attorney-in-fact to execute in the name of such person and to file any amendments to this Registration Statement necessary or advisable to enable the Registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the registration of the securities which are the subject of this Registration Statement, which amendments may make such changes in the Registration Statement as attorney-in-fact may deem appropriate.

Signature	Title	Date

/s/ F. Lynn Blystone		November 28, 2005
F. Lynn Blystone	President, Chief Executive Officer and Director

Milton J. Carlson		November 28, 2005
Milton J. Carlson	Director

Dennis P. Lockhart		November 28, 2005
Dennis P. Lockhart	Director

Henry Lowenstein		November 28, 2005
Henry Lowenstein	Director

Loren J. Miller		November 28, 2005
Loren J. Miller	Director

Harold J. Noyes		November 28, 2005
Harold J. Noyes	Director

Arthur Evans		November 28, 2005
A. M. Evans	Chief Financial Officer (Chief Accounting Officer)